Filed by

The Cooper Companies, Inc.

(Commission File No.: 1-8597)

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Ocular Sciences, Inc.

(Commission File No.: 0-22623)

This filing relates to a proposed acquisition (the “Acquisition”) by The Cooper Companies, Inc. (“Cooper”) of Ocular Sciences, Inc. (“Ocular Sciences”) pursuant to the terms of an Agreement and Plan of Merger, dated as of July 28, 2004 (the “Merger Agreement”), by and among Cooper, TCC Acquisition Corp., a wholly owned subsidiary of Cooper, and Ocular Sciences. The Merger Agreement is on file with the Securities and Exchange Commission (“SEC”) as an exhibit to the Current Report on Form 8-K filed by Cooper on July 29, 2004, and is incorporated by reference into this filing.

The following is a transcript of Cooper’s earnings conference call held on August 31, 2004. A recording of this conference call is archived and available on Cooper’s and Ocular Science’s respective web sites.

CORPORATE PARTICIPANTS

Norris Battin

The Cooper Companies, Inc. - VP of IR & Communications

Tom Bender

The Cooper Companies, Inc. - CEO

Bob Weiss

The Cooper Companies, Inc. - EVP & CFO

CONFERENCE CALL PARTICIPANTS

Ephrom Kamen

Smith Barney - Analyst

Ted Huber

Wachovia Securities - Analyst

Chris Cooley

Midwest Research - Analyst

Joanne Wuensch

Gerard Klauer Mattison - Analyst

Jeff Johnson

Robert W. Baird - Analyst

Dan Verue

Analyst

Peter Vye

Analyst

Charlie Olsziewski

UBS Warburg - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to The Cooper Companies Inc. third quarter 2004 earnings conference call. My name is Bill and I will be your coordinator for today. At this time all participants are in a listen-only mode. We will be facilitating a question-and-answer session towards the end of this conference. (OPERATOR INSTRUCTIONS). As a reminder this conference is being recorded for replay purposes. I would now like to turn the presentation over to your host for today’s call, Mr. Norris Battin, Vice President of Investor Relations and Communications. Pleased proceed sir.

Norris Battin - The Cooper Companies, Inc. - VP of IR & Communications

Thanks a lot Bill. Good afternoon and welcome to everyone. Before we begin I would like to introduce you to Bob Weiss who is our Executive Vice President and Chief Financial Officer, and to Tom Bender, our Chief Executive Officer, who will be reviewing the quarter with you this afternoon and taking your questions. Before we get started I would like to tell you that this conference call contains forward-looking projections of the Company’s results. Actual results could differ materially from the projections. Additional information concerning the factors that could cause material differences can be found in the Company’s periodic filings with the SEC, and these are available publicly and on request from the Company’s investor relations department. With that, I will turn the call over to Tom for his opening remarks.

Tom Bender - The Cooper Companies, Inc. - CEO

Thank you, Norris, and thank all of you for joining us this afternoon, especially those in New York who probably are having one heck of a time with the convention in town. I would like to make a comment before we get started to point out that the conference call today will focus primarily on the quarter and of course guidance for the rest of the year, and not on the ongoing Ocular deal we have. We really don’t have a lot more to report other than the fact that we have filed the necessary papers and information to the FTC and SEC (ph) over the last three weeks, and that the process is ongoing. So with that, I will also tell you that the format we have used in the past in this conference call and our quarterly call will remain basically the same. That is, I will give you a quick overview of the business and what has happened in the quarter.

I will follow that up with a pretty in-depth review of the contact lens market, not only here in the U.S., but on a global basis. I will then follow that up with a review of CVI’s performance, CooperVision’s performance, and the highlights for the quarter, do the same thing with CooperSurgical and then I will turn it over after that to Bob for the financial highlights. Bob will then review also future guidance and comments for guidance — well let me make a comment on guidance we have given for ‘05, ‘06 and ‘07 and tell you that we have just reconfirmed our confidence in those three years that we gave you the last time we communicated with you.

After Bob is finished, we will then it turn it over to Q&A. So let me begin by talking about the business. The overall business was up 19 percent as you saw, 16 percent in constant currency, and that compares to the year now, our first nine months of our fiscal year where our sales were up 20 percent, and that is 15 percent in constant currency. The gross margins, all up for the quarter of 64 percent, and that compares to year to date of 64 percent. Operating expenses for the quarter were 40 percent of revenue, and that compares to 41 percent year-to-date. Talking about the contact lense market, I will point out on a global basis, I think you can all see with a snapshot that I think I gave to you the last time I spoke with you, that the market remains extremely good and robust, especially here, by the way, in the U.S. where we see very strong sequential growth in the market.

If we take a look at the five companies that dominate our market that represent more than 95 percent of the contact lense market, I think all of you know they are public companies. So the data that I’m about to talk about is certainly available to you. But in the first quarter, all of the five companies reported revenue altogether of 17 percent, and nine percent of that was constant currency. In the second quarter, these same five companies reported sales of 15 percent growth, and 10 percent constant currency. So if we take a look at 2002, we see that these companies, which includes Cooper obviously, reported sales growth of 13 percent, and that was 8 percent in constant currency. 2003 went to 14 percent, and it was again, 8 percent constant currency. Thus far this year, we are at about 16 percent reported growth with darn close to 10 percent, 9.5 percent to be exact — 9.6 percent to be exact in constant currency.

So you can see from a global basis the contact lense market looks extremely strong. The CLI (ph) data is in now for the second quarter which is data in the U.S. market. I will tell you that the market grew in the second quarter, that is all five companies together grew reported growth of 13 percent. That compares to 9 percent growth in the first quarter. So year-to-date in the U.S., the soft contact lense market is up 11 percent. Now if I look at the last six quarters, here’s how it compares. In the first quarter of ‘03, the growth in the U.S. market was 5 percent, followed by 6 percent growth in the second quarter, 8 percent growth in the third quarter, 9 percent growth in the fourth quarter.

In the first quarter of this year, as I pointed out, the market was up 9 percent, and it’s 13 percent in this quarter. So you can see sequentially the market is doing extremely well in the U.S. Torics for the quarter were up, and this is all Torics which includes conventional torics, which are declining obviously and quarterly torics which are also declining. If we look at all torics, the market was up 11 percent in both the quarter and year-to-date. But if I look at just disposable torics, that is monthly and weekly combined, that market segment was up 15 percent both in the quarter and year-to-date. In fact, the toric market, all torics combined, appear to be heading for about a $300 million market this year in the U.S., and the U.S. represents by the way for all of you who follow this market, the soft contact lense market, that represents about two-thirds of the global market.

So 300 million in the U.S. is about two-thirds of the global market. Cosmetic lenses again are pretty flat. Disposables were up about 4 to 5 (ph) percent but if we look at all cosmetic lenses of the U.S., it was flat for the quarter and flat for the year. It looks like it’s going to be about $150 million market line this year in the U.S. And by the way, cosmetic lenses are about, on a global basis, about 75 percent of sales are here in the U.S. Multifocal lenses are doing extremely well thanks to Bausch & Lomb and Cooper. I think Bausch & Lomb, if you look at the other data that we buy, indicates very strongly that both Bausch & Lomb and Cooper are gaining marketshare and really are leading in the growth of this segment versus the other two players, which is Johnson & Johnson and CIBA Vision.

The multifocal market was up 32 percent in the quarter, 27 percent year-to-date. It appears to be about a $70 million market this year in the U.S., and more than 75 percent of the total market for multifocal lenses are here in the U.S. If we take another look at the market in the U.S. and we find out who are the drivers of this growth. And by the way, we see the overall market in the U.S. being between 1.5 billion to 1.6 billion in ‘04. But if we look at the $45 million incremental growth of the market after six months, what we find that the driver is number one, are monthly spheres, which is 20 million incremental growth in that market segment, primarily products from Cooper and CIBA Vision, most of it by the way being Cooper. 16 million growth for disposable torics, incremental growth; 9 million for daily disposables; and 7 million for disposable bifocals.

So those are your drivers in the U.S. market. Let me now turn to our contact lense business, CooperVision performance in the third quarter, our third fiscal quarter. For the quarter, our business was up 13 percent — sorry, 17 percent, 13 percent in constant currency, and year-to-date our contact lense business is up 19 percent and 13 percent in constant currency. In the U.S. which is 48 percent of our CooperVision’s business, it was up 15 percent for the quarter, and it’s up now 14 percent year-to-date. In Europe, which is 38 percent of our CooperVision business, it grew 19 percent for the quarter, and we’re up 24 percent year-to-date. In the Asia-Pacific market, which includes Japan which is 5 percent of — about 5 percent of our overall business, that segment was up 43 percent and almost 30 percent now year-to-date. If I look at the worldwide market for torics at CooperVision, our toric business was up 23 percent for the quarter and compares to 25 percent year-to-date, and torics as a total percent of all of our business now is 41 percent on a global basis. The disposable torics, on the other hand on a global basis, were up 40 percent in the quarter, and year-to-date we are up 51 percent.

Disposable torics, those are monthly and weekly torics, represents a very large percent of our overall toric business, about over 70 percent. Multifocal products for Cooper grew 97 percent in the world during the quarter and year-to-date were up 78 percent. Productline is about a $12 million or $13 million productline for us this year. It’s a big part of our future growth. If I look at all specialty lenses at Cooper, and that is cosmetic lenses, toric lenses, multifocal lenses, and lenses for dry eye, which is our Proclear productline, specialty lenses now is 65 percent of our overall business. On a global basis, it was up 22 percent. Specialty products were up 22 percent as a combined category for the quarter, and it’s up 25 percent year-to-date. By the way, disposable spheres on a global basis was up 15 percent in the quarter and 22 percent year-to-date, and represents about 45 percent, if you look at spheres itself of our total worldwide business. In the U.S., our toric business, which is now about 50 percent of our U.S. business, was up 15 percent for the quarter and it’s up 13 percent year-to-date.

On the other hand, disposable torics, those are weekly and monthly, is up 37 percent for the quarter, and year-to-date it’s up 36 percent. Our multifocal business in the U.S. was up 46 percent for the quarter, up 47 percent year-to-date, and represents by the way about 80 percent of our worldwide multifocal business here in the U.S. Specialty products in the U.S., which is almost three-fourths of all of our U.S. business grew 17 percent in the quarter, and it’s up 15 percent year-to-date. May we now move very quickly to CooperSurgical and give you some highlights. Sales were up 27 percent in the quarter versus 24 percent year-to-date and our organic growth was 6 percent. I would tell you that the integration of the Milex acquisition expenses, expenses related to the Milex acquisition as well as our increased investment spending in sales and marketing, contribute to operating income of 20 percent.

That is, we have decided to accelerate our spending in sales and marketing to be able to drive stronger organic growth in our future, which we are already seeing, I believe, some sign of that with 6 percent organic growth in the quarter. We believe that is the right thing to do, that we will be able to move CooperSurgical’s organic growth to the high single digits certainly by the end of next year, and that in 2005, we do expect our gross margins at CooperSurgical to approach the mid-20s. With that, Bob, I think I’ll turn it over to you and maybe you can give some highlights on our financial performance.

Bob Weiss - The Cooper Companies, Inc. - EVP & CFO

Thank you, Tom, and good afternoon or evening, as the case may be, to everyone. From an operational point of view, the highlights of course, is we reported revenue of $129 million, 19 percent above the prior year and in constant currency, 16 percent above the prior-year, with earnings per share of 70 cents, up 21 cents from the prior-year. Looking at the operating units, CooperVision had revenue increase to $102.8 million or an increase of 17 percent, and growth above the prior year’s third quarter was 13 percent in constant currency. Our specialty contact lenses continue to be the driving force, up 22 percent above the prior year’s third quarter. Specialty lenses account for approximately two-thirds of our overall revenue at CooperVision. Toric lenses within the specialty niche was up 23 percent, and overall, they account for 41 percent of our soft lens revenue.

Disposable spheres were up 15 percent overall, disposable spheres account for 45 percent of our soft lens sales. Proclear, which is our product for dry eye, which is in multiple of our products, multifocals, torics as well as spheres, continues to be a strong driver. It’s revenue was up 32 percent and our Proclear material now accounts for 21 percent of our overall soft lens sales. Geographically, in the United States, which accounts for 47 percent of our revenue, our revenue was 15 percent above the prior year. The rest of the world was up 19 percent, Europe, which accounts for 38 percent of our overall revenue, was up 19 percent also. And Asia-Pacific, which accounts only 5 percent of our revenue, was up 43 percent for the quarter. CooperSurgical which accounts for overall 20 percent of our total revenue was up 27 percent, and of that 6 percent was in organic growth and the balance was acquisitions, most notably the recent acquisition of Milex, as well as SURx earlier this year.

Our focus on acquisition (indiscernible) incontinence (ph) as well as sterilization in the last couple of acquisitions. Overall we had 129.1 million in revenue, up 19 percent, 4 percent was acquisition oriented, and 15 percent was organic growth. Looking at operating income, CooperVision had 29 million operating income, an improvement of 21 percent above the prior year, and it accounted and the overall operating margin was 28 percent of revenue, an improvement of 1 percent. That 1 percent came from the area of cost of goods. Our gross margin improved from 66 percent in the prior year’s third quarter to 67 percent and that is despite the fact that most of our product is sourced from the UK, and therefore, had to hurdle the increased weakness of the increased — the strength of the pound against the U.S. dollar. The pound on a year-to-date is up 12 percent compared to the prior year, and for the quarter 11 percent, with an average of 182. So in spite of that, we were able to reduce cost in local manufacturing dollars as well as the continuation of a favorable mix towards specialty lenses. And as a result of that our gross margin actually hurdled that and improved overall.

We are actually hedged with most of our manufacturing occurring offshore with a combination of the increased costs in terms of manufacturing due to the weakness in the dollar, as well as operating costs offset, or served to offset a good chunk of the revenue increases and by the time you get to operating margins, there is no significant impact. CooperSurgical had an operating margin increase of 8 percent, and had overall a 20 percent operating margin of revenue. That is down 3 percent from the prior-year. You may recall in the second quarter we announced that we were investing in the area of sales and marketing in CooperSurgical, and as a result of that our overall SG&A within the CooperSurgical operation is up 47 percent, and SG&A as a percentage of revenue increased from 28 percent to 32 percent. And all of that is in the salesforce effort which was up 69 percent above the prior year. As we pointed out, we have 175 direct reps and independents, and our intent is to continue to invest in that area over the 12 months to 18 months time frame.

The objective of course is to move our organic growth from the mid single digit to the upper single digit range. The emphasis there would also be on the three areas we think there is a lot more organic potential being incontinence, assisted reproductive therapy as well as sterilization. In terms of — corporate SG&A was actually down 26 percent from the prior year to $2.5 million and as a result of that, our overall operating margin was $31.7 million, an improvement of 25 percent from the prior year. And our operating margin was 25 percent compared to 23 percent in the prior year. Looking below the line, interest expense was down 12 percent in the quarter. That reflects three components. One is the external factors, interest rates being down; two, is positive and strong cash flow which served to paydown principal; and three, was our refinancing of certain debt a year ago with 2 5/8 convertible debentures, which is a fixed rate.

So the combination of those three led to a reduction interest expense, 12 percent. Our provision for taxes, we had an effective tax rate of 19 percent during the quarter which included the $700,000 tax adjustment from prior period, and as a result of that, excluding that, our effective tax rate would have been 22 percent. And of course we are forecasting 22 percent for the fourth quarter and for the fiscal year, exclusive of that $700,000 adjustment. Overall, our effective tax — our global tax arrangements are on target to continue to reduce effective tax rate and we are still targeting to get down to the 20 percent level over the next two years. Our earnings per share up 70 cents brings our cumulative 12 month earnings per share to $2.53, and cash flow per share was 99 cents, an improvement of 18 percent above the prior year, bringing our 12 month, trailing twelve-month cash flow per share to $3.67.

Just a reminder, we report that. It is a non-GAAP financial measure primarily to emphasize the fact that we continue to have close to $100 million of net operating loss carryforwards, and therefore, the tax provision we report in the P&L is not cash out the door. In fact our cash flow effective tax rate is closer to 5 percent to 10 percent range than anything else. Looking at year-to-date, over the last five years, we have had stellar results, with topline growth of 23 percent, operating income up 26 percent, earnings per share up 36 percent, and cash flow per share up 27 percent. For the nine months to date, we’re off to another great year with revenue up 20 percent, operating income up 27 percent, earnings per share up 27 percent, and cash flow per share of 21 percent. Looking at the balance sheet, in cash flow we had Days Sales Outstanding at 62 days compared to 66 days of DSO in the prior year. We, as you may notice, have moved our objective from the upper 60s to low 70s down to the mid to upper 60s as an indication of some of our satisfaction with some of the systems we have put in place that seem to be working extraordinarily well in terms of the collection process. That showed up both domestically as well as internationally, so both supported the improvement of Days Sales Outstanding.

From the point of view of months on hand in inventory, we have 6.9 months on hand as of July 31st, compared to our target of 7.0 and compared to 7.3 as of the end of the second quarter. It is not our intent to really reduce inventory levels given the complexity of our productline, given the fact that we continue to launch new products such as our Proclear multifocal lenses and two-week lenses into Japan. From the point of view of cash flow, we had cash flow, an outstanding quarter, which is now back-to-back quarters, $36 million in operating cash flow. That brings our year-to-date cash flow to 66 million. We spent 31 million on CapEx, meaning our free cash flow year-to-date is $36 million. And we are on target to exceed the previous target of 90 million of cash flow for the year, probably in the range of $5 million, $3 million to $5 million above that. From the point of view free cash flow, which we had targeted to 45 million for the year, we expect to exceed that by 3 million to 5 million also.

From a deleveraging perspective, our dept-to-cap is down to 25 percent. You may recall when we bought Biocompatibles two and a half years ago, we increased our debt-to-cap to 39 percent and have now worked it down 14 percentage points to 25. Our capacity today is 140 million which is somewhat academic given the transaction regarding Ocular. Following the Ocular transaction, we will put in place $750 (ph) million lines of credit and that will still leave us with about 100 million of capacity at that point. We expect to releverage up to around 41 percent, 42 percent debt-to-cap at that moment of the transaction. And if I compare that to Biocompatibles or the prior large acquisition we had of Aspect which also brought us up to around the 39 percent level, to which we took that down from 39 percent debt-to-cap, down to 21 percent in three years. We have spent basically at least the same thing out of the Ocular transaction.

The last thing coming around to guidance, our guidance that we have put forward for ‘04, the fourth quarter of fiscal year ‘04, and the first time we have given it is revenue for 128 (ph), 233 million, with CooperVision being 102 million to 105 million, and CooperSurgical $26 million to $28 million and earnings per share of 70 cents to 72 cents per share. Fiscal year ‘04, total revenue 488 million to 493 million with CooperVision being 387 million to 390 million, and CooperSurgical 101 million to 103 million and earnings per share, which has been slightly bumped up to $2.59 to $2.51 per share. As Tom pointed out, the ‘05 through ‘07 data was reiterated which showed the pro forma results we expect from the combination of Cooper with Ocular Sciences. On that note, I will turn it back over to Tom who will entertain your questions.

Tom Bender - The Cooper Companies, Inc. - CEO

Bill, I will let you make the comments and we are ready for questions right now.

QUESTION AND ANSWER

Operator

Thank you very much sir. (OPERATOR INSTRUCTIONS)

Tom Bender - The Cooper Companies, Inc. - CEO

I have one already. Hopefully I am going to pronounce this name right. It’s Smith Barney, Ephrom Kamen (ph). Do I have that right?

Ephrom Kamen - Smith Barney - Analyst

How are you doing? A quick question on the dilution for FASB 128. Is the ‘05 share dilution, is that pre-Ocular or is that post-Ocular?

Bob Weiss - The Cooper Companies, Inc. - EVP & CFO

Right now in our guidance numbers for ‘05, includes the treasury stock and we only have the ‘05 numbers with Ocular in it. In other words, the 325 to 335 is post-Ocular. The dilution against that would be against post-Ocular transaction.

Ephrom Kamen - Smith Barney - Analyst

Thank you.

Tom Bender - The Cooper Companies, Inc. - CEO

Joanne Wuensch.

Operator

I’m sorry, sir. Joanne dropped off. Joanne if you are listening, could you please key star one again if you wish to ask a question.

Tom Bender - The Cooper Companies, Inc. - CEO

Ted Huber.

Ted Huber - Wachovia Securities - Analyst

Tom, I might have missed it, I’m sorry if I did, but could you give us the constant currency gross number for Europe for your CooperVision business? And then I believe it looks as if the growth in that market is coming in consistently, a little bit lower than in the U.S. market which has been so robust. Could you contrast for us, what is going on from a product or otherwise perspective between these two markets and what is your expectation going forward?

Tom Bender - The Cooper Companies, Inc. - CEO

I don’t think it is much different than the last quarter, so I don’t know — let me answer your first one, the first question first. I don’t think our organic growth in Europe — Bob, do you have any feel for that?

Bob Weiss - The Cooper Companies, Inc. - EVP & CFO

For the quarter?

Tom Bender - The Cooper Companies, Inc. - CEO

For the quarter at CooperVision.

Bob Weiss - The Cooper Companies, Inc. - EVP & CFO

I would say for the quarter, it is ballpark 10 percent range.

Tom Bender - The Cooper Companies, Inc. - CEO

About 10 percent. Ted, we don’t get the CLI data for Europe anymore. So it is just based upon what everybody is reporting. If you recall, when we had the conference call after the announcement with Ocular, I sort of gave — I think I gave everybody the impression where we saw the market growing by region. We saw — we still see the European piece of the worldwide market growing slower than the U.S. or certainly the Asia-Pacific market. I think a lot of that has to do with one key factor and that is that when we talk about favorable demographics, because of the baby boom, we certainly see that in U.S., but as I pointed out before, we see it has a neutral in Europe.

There are some countries that actually even have a baby bust period. Italy is one that comes to my mind. So we don’t see that and I would tell you that we really see the European market growing in constant currency now, in constant currency about 4 percent or 5 percent. If you look at the B&L’s, the way they report it — I’m trying to remember somebody else. It might have been J&J. Yes, I think it was J&J — well J&J I don’t think did break out Europe. I think Cirello (ph) did. But if you recall, the European part of the soft lens market isn’t growing as rapidly as it is in the other two major segments, and that is North America and the Far East. Is that where you were trying to get me to go?

Ted Huber - Wachovia Securities - Analyst

Yes, if I could ask a follow-up though. The one thing you point to is demographics. Does that mean to say that as you look at the details of product growth across Europe for your business or the market, that they all lag the United States, or are there certain product categories that are major drivers in the U.S., say your toric or these monthly value-added spheres that just aren’t taking off and driving the European market.

Tom Bender - The Cooper Companies, Inc. - CEO

I would tell you we always focus on the three drivers in the market, one is demographics could be positive, could be negative, could be neutral. The other one is Myopia. There is no doubt around the world, we’re a myopic business. There is no Myopia, there’s no contact lens business. Myopia from an instant standpoint and especially this last report that came out here about a month ago, certainly indicates around the world that Myopia — it doesn’t matter if you’re in Europe, in fact the example was one in Europe and Sweeden. But whether it is in Europe, U.S., or Asia-Pacific, Myopia is getting worse everywhere. So that is a positive there.

When it comes to the third driver which is this transition away from a commodity to more value-added products, whether they are specialty products or just purely value-added products, we believe the European market is behind that of the U.S. but catching up. Therefore, if I look at real drivers in Europe, I think the major driver is this ability to move people out of the old commodity products into value-added. The one I don’t want to forget is one that you and I used to talk about a couple of years ago.

I don’t talk a lot about it because I can’t put numbers right behind it, and that is the fact there is no doubt that the newer technologies, that is the newer lenses that are being brought into the market, are having a positive impact on the value of the market because it’s keeping people in contact lenses longer. Whether it is multifocals, or whether it is the so-called hydrogel or Proclear kind of products, these new material products that are keeping people that would typically fall out of the market because of comfort problems or whatever, are now staying in longer. I think that that is a factor too. But looking at Europe, I would say that Myopia is a factor, the transition to more value products is a factor, but I don’t believe demographics are necessarily a positive in Europe.

Ted Huber - Wachovia Securities - Analyst

Last question, Bob, this half million dollars in other income below the operating line, what was that?

Bob Weiss - The Cooper Companies, Inc. - EVP & CFO

That was foreign exchange, foreign exchange loss.

Ted Huber - Wachovia Securities - Analyst

Okay. I thought that was a positive contributor.

Bob Weiss - The Cooper Companies, Inc. - EVP & CFO

No, it’s a negative.

Ted Huber - Wachovia Securities - Analyst

Sorry, I got my math wrong. That’s it for me. Thanks fellows.

Tom Bender - The Cooper Companies, Inc. - CEO

Chris Cooley, are you there?

Chris Cooley - Midwest Research - Analyst

Thanks. Just two quick questions, if I may. Looking at maybe changing (indiscernible) a little bit to CooperSurgical, the 6 percent organic growth is the strongest you’ve had since the first quarter of fiscal ‘03. That is really impressive. I guess what I really wanted to drill down on there was, is it more a function of what you’re seeing in the infertility market? Is it — can you kind of help us in terms of where you’re seeing that growth now and what metrics we should follow on those lines? Secondly, if I could, just Bob, from a balance sheet standpoint or I should say from a working capital standpoint, you have ratcheted down guidance here a little bit — or taking it up I should say — in terms of where you see DSO’s for the balance of the year. I would assume it would be a little bit more than that, if I’m doing my math right here, than the 5 million incremental that you stepped up free cash flow and op cash. Could you maybe just help me with my math there and explain the difference (indiscernible) thereafter.

Tom Bender - The Cooper Companies, Inc. - CEO

Okay. Chris, I’m going to let Bob take the last part of it and then I will get the CooperSurgical one. How is that Bob?

Bob Weiss - The Cooper Companies, Inc. - EVP & CFO

Relative to our current status of DSO is of course 62 (ph) days of Days Sales Outstanding, and we have given guidance the mid to upper 60s, which of course if it didn’t move up to that level there will be some reduction or let’s say cash tie-up. I am not saying that necessarily will occur. Part of our hedging, if you will, on why are we more conservative than our current run rate of 62 days, is the fact that we do continue to expect greater growth offshore than onshore, and as we shift more into the international arena, particularly depending on the timing, we expect that days sales will creep up on that side.

As far as the incremental cash flow above the 90 million, where we have taken it from 90 million to 95 million, and we have taken free cash flow up from $45 million to around $50 million, I am not — if you put the two together and we were slightly more conservative on Days Sales Outstanding and slightly more conservative on, or holding inventory in and around seven months, we would end up being around that mark.

Tom Bender - The Cooper Companies, Inc. - CEO

To answer the first part of your question, yes, we are more than satisfied with an increase in organic growth. On the other hand, to be frank with you, I am expecting a little of that because we are spending more money. We have been spending more money in sales and marketing and you can see that, I think, in the P&L on CooperSurgical. Interesting enough too Chris, it’s across most of the product lines except the old productlines, the old Leap (ph) and some of the disposable product lines. Most of the growth is coming from the newer businesses that we bought. And to identify one over the other, infertility is just a piece of it. Our incontinence business is doing extremely well and the Milex business, since we bought it, is doing better than it did when they ran it, so it’s early. I don’t want to take too much credit there, but overall, CooperSurgical is doing very well.

Chris Cooley - Midwest Research - Analyst

Just one quick, if I could, and then I will get back into cue. You had a really stellar quarter here in terms of vision and surgical all the way through the P&L. If I look at the guidance that you have provided with Ocular and think back to Biocompatibles, you increased your guidance that you had there, then you bettered it by about 60 percent. How would you contrast the two acquisitions in terms of any risk or key metrics that you have to be fixated upon, if you contrast Biocompatibles? We had a lot of naysayers and you clearly blew those numbers out of the water and now you look at Ocular pending?

Tom Bender - The Cooper Companies, Inc. - CEO

Well, maybe I will let Bob make some comments on that.

Bob Weiss - The Cooper Companies, Inc. - EVP & CFO

We’re not going to get too further than we did on the first conference call. But I think on the first conference call when we announced the transaction, Tom went through the key drivers of where the synergy is, both geographically Japan and Germany, as well as operationally, as well as somewhat the strength of their distribution channel versus ours, them having more strength in the retail side and us having more strength in the independent (multiple speakers).

Chris Cooley - Midwest Research - Analyst

If I can interrupt (indiscernible). I guess I was looking for just where the challenges lie for Bio versus Ocular?

Bob Weiss - The Cooper Companies, Inc. - EVP & CFO

I think — what I — I was going to come around to that and just say, this is nothing more than a big Biocompatibles. It happens to be — both of them are global, this one is just bigger numbers, but the process is very similar. And so I wouldn’t — if someone said is it a higher or lower risk than that, I don’t see them as very much different.

Tom Bender - The Cooper Companies, Inc. - CEO

I will tell you, the only thing I would add and I think being very candid about it, you always have some challenge in the front part of the acquisition before you close it. What I mean by that is, obviously when you are talking about cost efficiencies, you have people on both sides of the aisle a little bit concerned and cautions about their employment going forward. So you know, the longer one of these things hangs out in the short-term, not long-term, in the short-term, you might have some risk. Certainly that is some topline risk. When we saw that, you guys who have been around the company remember Biocompatibles and you’ll recall that in the second quarter, even though we came in very good on earnings, we were a little bit soft on the topline, and that would have been expected.

That deal took about almost two months to complete. This is a minimum of a four-month kind of deal here. We are talking about best case the middle of November. If you recall by the way, the third quarter, the quarter after the completion, I don’t want to use the word just blow away, (multiple speakers) reasonably good quarter. So I think that is the challenge that we are certainly aware of. It is nice to be able to know we have done this before and we know where the issues we had, that we dealt with before with the Biocompatibles acquisition. This is, as Bob pointed, this is a larger Biocompatibles. It still is no more sophisticated in a lot of ways than the Biocompatibles thing was because, for God’s sake, they had — we had subs all over Europe we had to deal with with the Biocompatibles deal. So I would tell you we are very cognizant of that challenge and we are paying particular attention to it and we’re addressing it the best we can, and we are going forward. We feel good about it.

Chris Cooley - Midwest Research - Analyst

Great. Thanks Tom.

Tom Bender - The Cooper Companies, Inc. - CEO

Joanne, I hear you’re back on. I want to put you up into the queue if you are there.

Joanne Wuensch - Gerard Klauer Mattison - Analyst

Can you hear me? I am sitting in an airport, so if you get a lot of background I apologize. You talk about increasing organic growth on CSI over a period of what time though? Is it two years or a three year project?

Tom Bender - The Cooper Companies, Inc. - CEO

Joanne, I thought I made that clear, I guess I didn’t. I think we are certainly expecting to achieve, both Nick and Paul, Paul Remmell’s objective to being in the high single digits organic growth by certainly no later than the end of our fiscal 2005. That is why I was pretty happy to see 6 percent this time.

Joanne Wuensch - Gerard Klauer Mattison - Analyst

I see that. Given the business (technical difficulty) question, what is the overall at Cooper right now, particularly among the salesforce?

Tom Bender - The Cooper Companies, Inc. - CEO

Oh, what the heck, we got good results. I can’t tell you it is any good or bad or indifferent. I think it is pretty darn good. I haven’t heard anybody bellyaching about anything, and most people are pretty excited about it, Joanne, as you would expect. They are hoping that there is no hiccup here, that everything is going to go through because this will be a much stronger company. Both companies are going to be a lot stronger with this combination. I think on both sides, I think there is some optimism that everyone — most people believe that they’re going to be part of the newco (ph) company, if you want to call it that. I think it is pretty positive.

Joanne Wuensch - Gerard Klauer Mattison - Analyst

Can you expand — probably a question for Bob — in a little bit more detail, why the tax rate was lower during the quarter?

Bob Weiss - The Cooper Companies, Inc. - EVP & CFO

Yes, the tax rate was lower not because of the operational run rate, but only because the reversal of a reserve that had been setup for historic tax exposure that no longer existed. So it’s a onetime reversal accounting entry and it doesn’t get blown into the overall fiscal year tax rate. You record it when it occurs in essence.

Joanne Wuensch - Gerard Klauer Mattison - Analyst

Okay. Thank you very much.

Tom Bender - The Cooper Companies, Inc. - CEO

Thanks a lot Joanne. Jeff Johnson (ph)? Jeff, are you there?

Jeff Johnson - Robert W. Baird - Analyst

I am, Tom. How are you? A couple of quick questions here if I could. One, obviously the multifocal business, the toric business, both continued to do extremely well here. Can you talk at all specifically about the Proclear multifocal in Europe, how sales started off there and the same with the disposable toric in Japan?

Tom Bender - The Cooper Companies, Inc. - CEO

I don’t have a lot of specifics other than the fact that if you look at the European multifocal sales growth this quarter, it was extremely strong. All of the feedback from the plants is good. It is just being rolled out in the other European countries though, Jeff, right now — I say right now — in the last two months, so it’s a little early. The only market that it has been in for any period of time has been France and it is doing very well. We are still, and I didn’t address this in the conference call and I guess I should’ve. The plan now is to roll out the Proclear multifocal which I think all of you know, has a real story to tell, certainly a differentiated story to tell over our own Frequency 55 multifocal here in the U.S. and Canada. It is being rolled out in Canada right now and it will be rolled out in the U.S. I think by the end of this month, if I’m not — I’m sorry, the end of September, if I’m not mistaken.

Jeff Johnson - Robert W. Baird - Analyst

Is that rollout going to be a relatively slow rollout?

Tom Bender - The Cooper Companies, Inc. - CEO

It will be slow because you know Frequency 55 multifocal is doing extremely well here, the health products research data certainly indicates, just like the Soft Lens 66 multifocal. Both of those products are doing extremely well in offices and certainly it’s reflected in our revenue here. So it isn’t as if we have a weak player in the market now, we just believe that when we get Proclear out and we have sufficient inventory to meet all of demand, we will have a better product and a better story certainly, a differentiated storyteller to tell than Frequency 55.

For all of you who don’t know what I’m talking about, Proclear as you know or some of you know, is a product specifically for people that suffer from dry eyes. It is the only product that really is labeled, FDA approved label, for patients with dry eye. What you are dealing with the multifocal, it is not a youth market. It is really a market of people over the age of 40. And again, if you know anything at all about the characteristics of people with dry eye, it’s a condition that starts to develop in people over the age of 40. So you’ve got a product that should perform and we think because of the French experience we have had already, that it will be meet with immediate approval by the practitioner. We think when the patients get this product, they will be able to differentiate themselves if they were wearing another disposable multifocal. They will be able to feel the difference, that this is a better product. Anyway, it will be rolled out Jeff.

Jeff Johnson - Robert W. Baird - Analyst

Great. Two other quick questions then. You’re trying to stay away from the Ocular information as much as possible, I know, but —.

Tom Bender - The Cooper Companies, Inc. - CEO

I will answer questions if I can, I just want to give you a little bit of warning upfront.

Jeff Johnson - Robert W. Baird - Analyst

Completely understood, but I just wanted to check. One thing you said I think when Chris was asking you a question, as far as I think I heard you say best case scenario is closing this mid-November, or mid-November. Is that correct?

Tom Bender - The Cooper Companies, Inc. - CEO

I think that is what we have said when we announced the acquisition. I think we are sticking to that. It is 120 day kind of —.

Jeff Johnson - Robert W. Baird - Analyst

Is the guidance that you are providing though assuming Ocular’s part of the business for the full fiscal ‘05?

Tom Bender - The Cooper Companies, Inc. - CEO

I would say it would be for mid-November.

Bob Weiss - The Cooper Companies, Inc. - EVP & CFO

The guidance numbers are specifically (indiscernible) the model assumption there, because obviously we don’t know when it is going to close, it’s as if it closes November 1st, and it closes when it closes.

Jeff Johnson - Robert W. Baird - Analyst

Fair enough. I just wanted to see if I could correlate those two statements. Last question, how is the salesforce compensated? Is it commission plus expenses?

Tom Bender - The Cooper Companies, Inc. - CEO

You’re right. Cooper is a very, very unique one versus those in the industry. We are very highly compensated from a standpoint of commission versus base salary. Our people have the tendency to traditionally, and has been true, being more highly compensated than those salespeople for other companies.

Jeff Johnson - Robert W. Baird - Analyst

Commission plus expenses, is the way to look at done?

Tom Bender - The Cooper Companies, Inc. - CEO

That is about it.

Jeff Johnson - Robert W. Baird - Analyst

On Ocular’s side, any comment there? Do you know, are they —?

Tom Bender - The Cooper Companies, Inc. - CEO

I’m not sure, to be frank. I don’t think they are undercompensated. I think they are pretty well taken care of. How they do it though, I will be frank with you, I don’t know.

Jeff Johnson - Robert W. Baird - Analyst

Fair enough. I appreciate it guys.

Tom Bender - The Cooper Companies, Inc. - CEO

Dan Verue (ph).

Dan Verue Analyst

I am. Tom, if you looked at all of the business risks of the way the company is configured now, setting aside what I would call ordinary business risk of integrating any large acquisitions, but if you look at just your core business from the end market standpoint, what, if anything, worries you about the health of the market, and the future growth prospects for the market?

Tom Bender - The Cooper Companies, Inc. - CEO

Well, I hate to be cavalier and tell you from that standpoint, not very much from a market. I feel so confident today. You know, Dan, you have been around this business a long time, and I think you remember some of my earlier projections on where I felt the contact lense market would go. If you recall, it wasn’t that many years ago, three years ago maybe, maybe it was four years ago. By the way, I wasn’t the only one. I think Carpenter at B&L when he was there was saying the same thing based upon all of the demographic data and everything. We were looking for overall market growth in the high single digits by the end of this decade, the end of this decade. We are already there, and we are already there now for what? Almost three years.

I really feel that the outlook for the industry of 10 percent growth, constant currency growth I’m talking about, for this decade is not being optimistic at all. The drivers are there. As I tell everybody, there isn’t a thing you can do to do anything about it. The children have been born, the amount of Myopia is here. We are not going to take computers away from people anymore. We are going to let them sit in front of them to ruin their eyes. That is their business. We’re going to continue. All five companies are on the same track. We are taking old Fords and putting nicer things in the Ford, when you buy a Ford car, and that is my example.

We are trading up in value in this market by bringing better products to the market and getting a fair price for them. If you look at those three things plus the fact we have geographic expansion, I can’t see any negatives from an industry because you’re not going to refractive surgery moving down into the young people. It is just insane. Nobody is going to do that and there is nothing on the horizon that I see. Unless a disease hits all of our young children, or women can’t give birth to babies anymore, I don’t know what it is going to be. But it’s long after I’m gone. This is going to be a very, very good industry. So from an industry standpoint I don’t see anything. When I used it — forget Ocular for a minute.

When it was Cooper and I was talking to you six months ago, I would tell you the only thing that really bothered me, not bothered me, but would have me a little concerned was our ability to penetrate the fastest-growing segment in the world in contact lenses, and of course that is the Asia-Pacific market. Are we going to be as successful there as we have been in North America and Europe? Boy, with the closure of the Ocular acquisition, that one is gone. It is not a concern for me anymore. Does that help?

Dan Verue Analyst

Yes, that helps. Switching over to cash flow, Bob, based on sort of the numbers that you gave on the Ocular call, you guys should in essence be debt free within approximately a four year time frame. Am I thinking in the right time frame?

Bob Weiss - The Cooper Companies, Inc. - EVP & CFO

Yes, on the Ocular call, I indicated by the end of four years, we will pretty much have taken out all the debt, perhaps with the exception of the debenture. But we will be — all of the debt incurred as a result of the acquisition will have been paid off with (ph) cash flow.

Dan Verue Analyst

That’s it. Thank you very much.

Tom Bender - The Cooper Companies, Inc. - CEO

Peter Vye (ph).

Peter Vye Analyst

Just a couple of follow-ups. On the surgical business, you did grow a good organic growth number, not to dismiss it, but when do you think we’ll see some dividends from the reinvestment plan specifically? And how do you think we should measure them sitting on the outside here? What should we be looking for?

Tom Bender - The Cooper Companies, Inc. - CEO

I will tell you what you ought to be looking for, is our ability to be able to take the SURx — a good example, the SURx, the Milex, the Prism business, certain amounts of Avalon, the Filshie Clip. Those kind of productlines are the ones that we see the organic growth really coming from. They all have a lot of legs — opportunity. We need to put some effort, some real serious sales effort behind it. I think that that is going to show dividends. Those are the questions I would ask over the next six months. How are those productlines doing because that is what I ask the guys at CooperSurgical. That is what I am looking for.

Peter Vye Analyst

Given that you have shown — some of the newer acquisitions are already doing better, save any returns yet from your investment program. Do you think maybe 10 percent is a low target?

Tom Bender - The Cooper Companies, Inc. - CEO

No I don’t, but I think that to get 10 percent organic growth, two things. I think two productlines are going to have to really move. That is the incontinence therapy line from SURx because it has a big opportunity. There is just a huge opportunity to grow that business, if we can get gynecologists to take the challenge and do more therapy in the area of incontinence versus just diagnosis of incontinence. Secondly, I think it is going to be our ability to grow the Avalon acquisition to be the force it is in Europe, because in Europe the clips, their clip business is extremely strong as far as the percent of the market and here we are just touching on it. I think that productline has the ability to more than quadruple over the next three years and it’s only like, I want to say, what is it Bob? About a $4 million or $5 million productline by now. I think those are two places I am looking at right now.

Peter Vye Analyst

Okay, just another thing on the Ocular acquisition. You did open the door a bit by stating that you reaffirmed guidance but said you had better confidence in it. Is there anything you can tell us about to delineate that increased confidence or was that just sort of you know —?

Tom Bender - The Cooper Companies, Inc. - CEO

If I said that, that was — slap me on the face. You never want to say that when you’ve still got the SEC and FTC out there, not so much the SEC, but certainly the FTC out there. I don’t want to sound like I’m too cavalier on it. No, I don’t think anything has absolutely chanaged. Look, we would not have entered this deal if we thought there was going to be any problems. We’re not crazy. But, you never know until you know, until you get the right to close the deal.

Peter Vye Analyst

Okay. I appreciate it. Thanks guys.

Tom Bender - The Cooper Companies, Inc. - CEO

Charlie, are you there? Charlie Olsziewski.

Charlie Olsziewski - UBS Warburg - Analyst

Two quick housekeeping questions, and then a question following up on something Ted asked earlier. Bob, was that 32 percent growth number that you gave for Proclear, was that a worldwide number?

Bob Weiss - The Cooper Companies, Inc. - EVP & CFO

The 32 percent, was in fact worldwide, yes.

Charlie Olsziewski - UBS Warburg - Analyst

I’m a little confused, maybe I wrote it down wrong. What was the growth in the multifocal lenses in the U.S. and worldwide?

Bob Weiss - The Cooper Companies, Inc. - EVP & CFO

I don’t know if Tom quoted it.

Charlie Olsziewski - UBS Warburg - Analyst

He did, I have numbers written.

Bob Weiss - The Cooper Companies, Inc. - EVP & CFO

The growth for the multifocal worldwide was 97 percent for the quarter.

Charlie Olsziewski - UBS Warburg - Analyst

I got that. And then for the U.S., was 46 percent?

Tom Bender - The Cooper Companies, Inc. - CEO

47 percent for the quarter and 46 percent year-to-date.

Charlie Olsziewski - UBS Warburg - Analyst

Okay. Now my question following up on Ted’s question about Europe, we talked about the lack of baby boom and maybe even a baby bust in a country like Italy, but has there been any change in the penetration levels of those who need vision correction in the U.S.? 20 to 25 percent of people who need vision correction where lenses and it’s always been lower in Europe and Japan. Has there been any change appreciably in that regard and if not, why?

Tom Bender - The Cooper Companies, Inc. - CEO

Well, let me address Europe, as I have always addressed Europe, because I don’t think anything has changed. I’m no more knowledgeable in the past than I am today the on it. It has always fairly low because the kind of cosmetic drivers, I will call them cosmetic drivers, are more apparent here in the U.S. than they are in Europe. It is not because there is necessarily less Myopia. There is definitely, I don’t think any indication that is true. People have a tendency to wear glasses and be happy about it versus the U.S. So it is a lot of vanity — it’s more of a vanity issue. It is more cultural. A good example is Germany where the penetration is even lower than it is in a lot of other countries like Italy and Spain. Quite frankly, again in Italy and Spain, you’ve got a little bit of economics at work. In the U.S., contact lenses are actually less expensive than than a pair of glasses, not necessarily true in Italy and Spain.

So it is a myriad of a lot — it’s a lot of different reasons. I really don’t think in the U.S. that the penetration is better. I think what you’ve got going on now is just that there is more people that need spectacles. I’m sorry, not spectacles, but vision correction because there is more Myopia. That is absolutely true around the world and it’s absolutely true here. In the U.S., what that means is, and you can do your own due diligence, you talk about 13 year-olds and 14-year-olds, as I have always said, and they have myopia. They are going to get soft lenses. Hopefully we are going to keep them on them longer. I don’t care if they are in Beverly Hills or in Harlem. It is not a price situation at all. It is an issue that if you’re a young kid you’re going to get soft contact lenses.

I just think that there are more people that have them and if the mix is more of a youth mix than an older age group, then more — you’re going to have a higher mix of overall people wearing soft lenses versus spectacles for Myopia. I don’t know how, where else to go with it. The fact of the matter is, certainly in North America, which is 45 percent of the market, you are going to have more younger people — you’re going to have more Myopia and you’re going to have more teenagers in the future than you have today. That just means it’s a good business to be in.

Charlie Olsziewski - UBS Warburg - Analyst

Fair enough. Thanks very much.

Tom Bender - The Cooper Companies, Inc. - CEO

We have been on for more than an hour. I got three people still on and I would like you to call me after we close out. Rob Davies (ph), Steven Bayen (ph), and Sam Sabbagh (ph) — hopefully I’m — S-a-b-b-a-g-h. Anyway, would you please call me and I will wait for your phone call. But what I would like to do since we have been on the call for more than the hour, more than an hour, I would like to conclude this conference call and thank all of you for calling in, especially if you are in New York going through everything they are going through in New York now, with the craziness, with the convention like that. Our next conference call will be on December the 13th at the end of our fourth quarter. We are expecting good things, and I will be talking to you then and maybe if we’re lucky, before then. With that, though, I would like to thank you and goodnight.

Operator

Thank you very much sir. Ladies and gentlemen, this concludes your conference call for the evening. You may now disconnect. Have a good day.

COOPER COMPANIES FORWARD-LOOKING STATEMENTS

This document contains “forward-looking statements” as defined by the Private Securities Litigation Reform Act of 1995. These include certain statements about the merger with Ocular Sciences, our capital resources, performance and results of operations. In addition, all statements regarding anticipated growth in our revenue, anticipated market conditions, planned product launches and results of operations are forward-looking. To identify these statements look for words like “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates” or “anticipates” and similar words or phrases. Discussions of strategy, plans or intentions often contain forward-looking statements. Forward-looking statements necessarily depend on assumptions, data or methods that may be incorrect or imprecise and are subject to risks and uncertainties. These include risks related to the inability to obtain, or meet conditions imposed for governmental and other approvals of the proposed merger, including approval by stockholders of both companies; the risk that the Cooper and Ocular Sciences businesses will not be integrated successfully; risks related to any uncertainty surrounding the merger, and the costs related to the merger; the risk that the combined company may not continue to realize anticipated benefits from its cost-cutting measures; the ultimate validity and enforceability of the companies’ patent applications and patents and the possible infringement of the intellectual property of others.

Events, among others, that could cause actual results and future actions to differ materially from those described in forward-looking statements include major changes in business conditions, a major disruption in the operations of our manufacturing facilities, new competitors or technologies, significant delays in new product introductions, the impact of an undetected virus on our computer systems, acquisition integration delays or costs (including with respect to the Ocular Sciences integration), increases in interest rates, foreign currency exchange exposure, investments in research and development and other start-up projects, dilution to earnings per share from acquisitions or issuing stock, worldwide regulatory issues, including product recalls and the effect of healthcare reform legislation, cost of complying with new corporate governance requirements, changes in tax laws or their interpretation, changes in geographic profit mix effecting tax rates, significant environmental cleanup costs above those already accrued, litigation costs including any related settlements or judgments, cost of business divestitures, the requirement to provide for a significant liability or to write off a significant asset, including impaired goodwill, changes in accounting principles or estimates, including the potential cost of expensing stock options, and other events described in our Securities and Exchange Commission filings, including the “Business” section in our Annual Report on Form 10-K for the year ended October 31, 2003. We caution investors that forward-looking statements reflect our analysis only on their stated date. We disclaim any intent to update them except as required by law.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

In connection with Cooper’s proposed merger with Ocular Sciences, Cooper has filed with the SEC a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant materials. INVESTORS AND SECURITYHOLDERS OF COOPER AND OCULAR SCIENCES ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS REGARDING THE ACQUISITION AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, WHEN IT BECOMES AVAILABLE, AS WELL AS OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE ACQUISITION OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain these documents free of charge at the SEC web site www.sec.gov. The definitive joint proxy statement/prospectus and other relevant materials (when they become available) will be mailed to stockholders of Cooper and Ocular Sciences in advance of the special meetings to consider the transaction. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Cooper by contacting Investor Relations, The Cooper Companies, Inc., 21062 Bake Parkway, Suite 200, Lake Forest, CA 92630, 949-597-4700, ir@coopercos.com. Investors and security holders may obtain free copies of the documents filed with the SEC by Ocular Sciences by contacting EVC Group, Inc, 90 Montgomery Street Suite 1001, San Francisco, CA 94165, 415-896-6820, ocular@irevcgroup.com.

Cooper, Ocular Sciences and their respective officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the proposed merger. A description of the interests of the directors and executive officers of Cooper is set forth in Cooper’s proxy statement for its 2004 annual meeting, which was filed with the SEC on February 6, 2004. A description of the interests of the directors and executive officers of Ocular Sciences is set forth in Ocular Sciences’ proxy statement for its 2004 annual meeting, which was filed with the SEC on April 22, 2004. Investors and security holders may obtain additional information regarding the interests of such potential participants by reading the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus, when it becomes available, as well as other relevant documents filed with the SEC when they become available.